Filed Pursuant To Rule 433

Registration No. 333-180974

May 8, 2014

View mobile friendly or in a browser

How and Why to Invest in Gold Today

What gold investors should know going forward

After witnessing a dramatic decline in 2013, investors could not be faulted for questioning the role of gold in their portfolios. Our newest article, Good as Gold: Re-appraising Strategic Allocations to Gold, explains the reasons why we believe gold remains a unique and valuable strategic asset class:

•   Portfolio diversification: Learn how a strategic allocation to gold has historically moderated the effects of broad market downturns

•   Global price drivers: Learn how increasing demand and constrained supply have created a supply/demand imbalance favorable to gold investors

Learn more about SPDR® Gold Shares [GLD], the world’s largest gold-backed ETF.

Unsubscribe | Privacy Policy | Contact Us

For Investment Professional Use Only. Not for Public Use.

Important Risk Information

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

Diversification does not ensure a profit or guarantee against loss.

Important Information Relating to SPDR Gold Trust (“GLD”):

Investing in commodities entail significant risk and is not appropriate for all investors.

Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.242.0010 or visit spdrs.com. Read it carefully.

© 2014 State Street Corporation. All Rights Reserved.

IBG-11424

Exp: 4/30/15

Good as Gold:

Re-appraising Strategic Allocations to Gold

BY DAVID B. MAZZA, HEAD OF RESEARCH, SPDR® ETFS AND SSGA FUNDS

AND MICHAEL R. RIGGS, PRODUCT STRATEGIST, STATE STREET GLOBAL ADVISORS

For thousands of years gold has been one of the world’s most valuable metals, used as both a form of currency and an investment. From an investment point of view, market participants have traditionally used gold to help preserve wealth in times of market volatility or periods of inflation. And as gold prices have increased over the last decade before falling in 2013, there has certainly been some performance chasing as well. As investors witnessed this recent decline after a long period of steady outperformance relative to traditional assets, many began to reassess gold’s value and question how it should be used in portfolios going forward. However gold can be considered a long-term strategic asset and “investors need to consider” the potential price drivers for today and beyond.

Because gold has no earnings and does not pay dividends, its detractors categorize the commodity as “dead money.” As Warren Buffett, gold’s most famous critic, once quipped, “[gold] gets dug out of the ground in Africa, or someplace. Then we melt it down, dig another hole, bury it again and pay people to stand around guarding it. It has no utility. Anyone watching from Mars would be scratching their head.” We disagree, gold’s appeal as an investment and consumer product is universal. In the form of jewelry it is a symbol of status, power and love. Gold helps power the internet, reduces harmful emissions from an engine’s exhaust and is used in solar and nano technologies. Its resistance to corrosion and bio-compatibility to the human body make it ideal for medical implants. It represents the highest honor an athlete can earn at the Olympics and is used as a reserve asset by central banks around the world. As an investment, the economic forces that determine the price of gold are different from the economic forces that determine the price of many other asset classes such as equities, bonds or real estate and as such it offers investors a unique opportunity to diversify their portfolios.

So, does it still make sense to invest in gold? The answer is yes—in fact, today, many investors should be re-appraising gold’s value—to view the precious metal not as a tactical play, but as a unique strategic asset class with the potential to strengthen portfolios in a variety of market conditions. Due to the pullback in 2013, now is an excellent time to consider the strategic role gold could play in your portfolio.

GOLD’S STRATEGIC VALUE

Over time, holding a modest allocation to gold has been found to offer a range of potential portfolio benefits, including:

PORTFOLIO DIVERSIFICATION

The principle of diversification holds that portfolios benefit from a wide array of assets that behave differently from one another under various market conditions.

Although global markets have become more closely correlated, gold prices have not historically moved in lockstep with traditional assets classes such as equities, bonds, or cash, nor have they correlated strongly with commodities or other precious metals like platinum. Even in an environment in which most assets, apart from Treasuries, tend to move in sync, gold continues to march to its own beat. This is because the economic forces that determine the price of gold are different from the economic forces that determine the price of many other asset classes (as seen in Figure 1).

Therefore, adding a separate strategic allocation to gold may help to better insulate a portfolio against events that broadly affect the markets.

FIGURE 1: GOLD AS A PORTFOLIO DIVERSIFIER

Source: Barclays, Bloomberg, JP Morgan, LBMA, World Gold Council.

*	Computed using weekly return data from September 1988 to December 2013.

Past performance is not a guarantee of future results.

The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

spdrgoldshares.com

FIGURE 2: GOLD AS A TAIL RISK HEDGE—PERFORMANCE IN MARKET DOWNTURNS

Source: FactSet, State Street Global Advisors, from 01/01/1979 to 12/31/2013.

Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com meltdown: Q1 2001, 9/11: Q3 2001, 2002 recession: Q2/Q3 2002, U.S. Credit Crisis: q4 2008/Q1 2009, European sovereign debt crisis: Q2 2010.

Past performance is not a guarantee of future results.

Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

MODERATED VOLATILITY IN TUMULTUOUS MARKETS

Gold’s negative correlation to other asset classes has been especially pronounced, and therefore more valuable, during market downturns.

To gauge just how valuable, let’s review the performance of two $100 million portfolios. One portfolio held approximately 55% equities, 40% fixed income and 5% alternative assets. The second portfolio reduced the equity allocation by 6% and added gold.

As you can see from Figure 2 above, in five out of the six periods during market turmoil, an allocation to gold preserved wealth by reducing the hit taken by the portfolio. On average, the portfolios with an allocation to gold were about 7% more buoyant. Only during the Dot-com Bubble did an allocation to gold hurt the portfolio’s performance. Of course, past performance does not guarantee future results.

WEALTH PRESERVATION

With the myriad of risks in today’s complex global market, extending gold’s traditional tactical portfolio role to a consistent strategic allocation affords a range of potential protection. For example, gold has been used as a potential hedge against inflation for centuries.

Since 1973, when the price of gold became free-floating, gold has provided an annualized real rate of return of 3.8% over the US consumer price index (CPI). Historically, gold has seen its strongest price performance in years of high inflation such as 1980, providing an average real return of 19.2% and a median increase of 14.9 in years in which CPI has been greater than 5%.1

POTENTIAL GOLD DRIVERS—TODAY AND BEYOND

Key trends have emerged within some of the primary price drivers that may bode well for gold today and in the future.

PHYSICAL DEMAND THAT EXCEEDS PRODUCTION

Gold production over the past two decades has averaged an annual increase of only 0.70%. And, as only a handful of large gold deposits have been discovered over the past few decades, future production shows little chance of increasing significantly. This could bode well for gold’s continued potential price appreciation.

GREATER DEMAND FROM EXPANDING ASIAN ECONOMIES

Jewelry represents the largest area of consumption for gold, especially in China and India, where the rising standards of living among the middle class is increasing demand for gold jewelry both for cultural celebrations and as a sign of personal wealth. Physical consumer demand from this region is currently more than 5 times that of Western markets.

FIGURE 3: OVER 50% OF GOLD DEMAND COMES FROM ASIA

Source: Thomson Reuters GFMS, World Gold Council as of 12/31/2013.

4

CENTRAL BANKS BECOMING NET BUYERS OF GOLD

In 2009, central banks became net buyers of gold to reduce their dependence on the US dollar. That trend is expected to continue over the coming decades, as currency crises prompt banks to further diversify out of fiat currencies. In fact, central banks’ gold buying could reach a level unseen since the end of the Bretton Woods System in 1971.

FIGURE 4: CENTRAL BANK NET SALES AND PURCHASES IN TONNES

Source: Thomson Reuters GFMS, World Gold Council.

GOLD IS UNDER OWNED

In spite of gold’s potential portfolio benefits, gold is still under-owned. As a percentage of total global assets, gold amounted to just 1% as of December 2013. However, as investors come to appreciate gold’s strategic value, pension funds, sovereign wealth funds, insurance funds, mutual funds, hedge funds, private equity funds and private wealth funds, as well as individual investors, will join central banks and large institutional funds as investors in gold.

WHAT HAPPENED TO THE PRICE OF GOLD IN 2013?

Gold’s 27% decline in 2013 was certainly steep, but it was not unprecedented. In fact, gold has seen seven pullbacks of more than 10% since 2001 and 12 pull backs of 20% or more since 1970. After each drop, gold went on to not only rebound but to post new highs. 2013 was marked by a confluence of factors that drove gold’s price lower including fears of fed tapering, low inflation expectations, forecasted strength of the US dollar and the Cyprus financial crisis. Lastly, the bullish economic sentiment in the United States enticed investors to rotate into riskier, higher-returning equities.

FIGURE 5: SIZE OF FINANCIAL MARKETS

US$153 TRILLION; DECEMBER 2013*

Source: BIS, Thomson Reuters GFMS, Hedge Fund Research, J.P. Morgan, Preqin, World Federation of Exchange, World Gold Council.

*	Estimates include the global market capitalization of all publicity traded stocks and REITs; the total value of outstanding bonds and money market instruments; total open interest on major commodity futures plus above ground stocks of precious metals; the assests under management of private equity and hedge funds; and private holdings of gold bullion. Central bank holdings of gold and bonds were excluded.

A LOOK AHEAD

While history underscores the many benefits of gold as a potentially “defensive asset” in challenging times, diversification and risk management along with capital preservation are attractive attributes in any economic environment. As Ralph Waldo Emerson once observed, “The desire of gold is not for gold. It is for the means of freedom and benefit.” Although a long period of record-setting prices illustrated gold’s timeless value in times of economic uncertainty, the true “freedom and benefit” gold provides is in its role as a strategic long-term asset.

5

STATE STREET GLOBAL MARKETS, LLC

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.320.4053

spdrgoldshares.com

[1]	World Gold Council, An Investors Guide to the Gold Market US Edition, December 2010. As quoted in State Street Global Advisors’. The Case for Gold: A Strategic Asset. Past performance is no guarantee of future results.

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

The views expressed in this material are the views of Intermediary Business Group through the period ended 3/31/2014 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.

Important Information Relating to SPDR Gold Trust:

Investing in commodities entail significant risk and is not appropriate for all investors.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 — 866.320.4053 — spdrgoldshares.com

© 2014 State Street Corporation. All Rights Reserved.         ID0881-IBG-10910         Exp. Date: 4/30/2015         IBG.GLD.GAG.0414

Not FDIC Insured - No Bank Guarantee - May Lose Value

6

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.